mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT. 06854

Mr. Tim Buchmiller
United States
Securities and Exchange Commission	December 9, 2011
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 10,2011
File No. 333-177248

Dear Mr. Buchmiller:

This letter is in response to your comments contained in your letter of November 23, 2011 for the above-referenced filing. Please note that in addition to our responses set forth below responding to your comments we have added an Equity Line of Credit registering additional shares of our Common Stock on Amendment No. 2 to Form S-1.

1. We have deleted the reference connecting Rule 416 to the adjustment provision in the Convertible Note in our Fee Table per your comment.

2. We have highlighted in boldface type concerning the auditor’s report on the “going concern issue” in the prospectus summary.

3. We have updated the latest relevant dates on the acquisition of Energy Innovative Products to the date hereof.

4. Please note that we have recalculated the shares to be sold to be sold upon conversions of the Convertible Debenture of September 16, 2011 and expanded the footnotes to indicate that such shares will vary as the price of the Company’s common stock fluctuates. In the Fee Table we also additional shares to be registered for the newly inserted equity line of credit.

Please note that the 75% referred to on page 48 refers to the conversion price of a previous Convertible Note issued to John Fife in March of 2010.. This is not the same Convertible Note issued on September 13, 2011 by the Company that is convertible at 80% the common stock of which will be received upon conversion that are a part of the Shares being registered under the current Form S-1 Amendment No. 2.

5. We have corrected the number of shares to be sold on page 17 and have added the equity line shares.

6. We have corrected the beneficial ownership numbers for the Warrant Holder and the Convertible Note holder to include shares that may be issued if the such instruments are either exercised or converted pursuant to the beneficial ownership criteria set forth in Rule 13d-3 of the Securities Exchange Act of 1934. No shares have been converted to date by John Fife the holder of the Convertible Note issued on September 13, 2011. The maximum amount of shares that could be converted by John Fife under the Convertible Note within the next 60 days is equal to 57,236,500 shares based upon the right to convert the full amount of the convertible note of $557,500 plus accrued interest of $14,865 at $.01 per share.

In addition, the Company has not paid the first installment of such Convertible Note due November 30, 2011 either in cash or shares of its common stock. The holder of the Convertible Note has not, as of the date hereof, exercised any rights or remedies under the Convertible Note as a result of the Company’s failure to make the November 30,2011 installment of principal plus accrued interest. We have expanded our disclosure to include this additional material information on page 18 of the Form S-1 In addition, the warrant holder has not exercised, in whole or in part, the warrant however the amount that could be exercised in full during the next 60 is clearly set forth in the table.

Finally the equity line of credit Put upon may not be exercised by the Company until this registration statement becomes effective. Since the Put is exercisable solely at the option of the Company, the Equity Line providers will have 0 beneficial ownership of shares unless and until the Company in fact exercises the Put. All of the foregoing information has been added as expanded disclosure as footnotes to the beneficial disclosure table to explain why no shares of the Company are beneficially owned by any of the selling shareholders immediately prior to the offering.

7. We have updated all of our financial statements to include the quarter ended September 30, 2011.

8. In response to your comment we have included all of our financial statements in the prospectus.

9. We have revised our signatures to clearly identify the name of our principal accounting officer.

10. We have revised our opinion to include the legality of the warrant shares and the shares associated with the new equity line of credit.

11. We have revised our legal opinion to make it unqualified with respect to the Laws of the state of New Jersey, the State where the Company is incorporated.

12. We have revised our legal opinion to remove any restrictions on reliance per your comment.

The Company acknowledges that and will again acknowledge the following in a separate request of acceleration of the effectiveness our Form S-1 Pursuant to Rules 460 and 461 assuming that this response satisfies all of the comments from the Staff in your letter of November 23, 2011 and the Staff has no further comments.

[  ] should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

[  ] the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

[  ] the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours.

Martin Smiley
EVP, CFO and General Counsel